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                                                                    EXHIBIT 99.1

      Contact: David C. V. Lee                Investor Relations:
      CEO                                     Dan Matsui/Eugene Heller
      Quintalinux Limited                     Silverman Heller Associates
      (852) 2893-2682                         (310) 208-2550
      davidlee@quintalinux.com                dmatsui@sha-ir.com

             QUINTALINUX LIMITED IN IOFFICE2000 MARKETING AGREEMENT
                               WITH ACER COMPUTER

HONG KONG (May 23, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development, today announced a marketing agreement with Acer Computer Ltd. (Acer), a world-leading computer manufacturer, under which the Company's iOffice2000 Web-enabling groupware will be sold with Acer computers beginning May 23, 2001, and continuing on a trial basis, pending ongoing negotiations toward a definitive agreement.

Through its wholly owned IT-distribution subsidiary, JEXT Co. Ltd. (JEXT), which holds iOffice2000 distribution rights, the Company will provide iOffice2000 CD-ROMs to Acer, which will be bundled with five user licenses with their Altos Server and Veriton workstation series system. iOffice2000, which enables automated daily operation and a paperless office, is a Web-based groupware that requires installation only on the server and allows users to communicate and access information using only a web browser. Additional licensed copies will be available from JEXT Co. Ltd. for approximately US$50 per additional user.

As part of a marketing strategy to launch their new bundling campaign, Acer and JEXT will participate in this year's International Computer Expo 2001, to be held from May 24 through May 27, 2001. The Expo is Hong Kong's largest and oldest technology industry event, attended annually by industry and trade professionals, from manufacturers and distributors to end-users. The show is expected to generate strong interest in the new packaging, since Acer will be displaying and promoting iOffice2000 together with its hardware.

Quintalinux Chairman Mr. Chu Tat commented: "We feel that bundling groupware with computing hardware will prove to be an effective marketing strategy to reach a larger audience and increase sales, since bundling will allow the computer's functions to be easily and immediately enhanced with an important Web-enabling capability.

"Since the latest version of iOffice2000 was launched in February, responses have been encouraging," Chu said. "Offering iOffice2000 with Acer computers in a single package adds value while providing cost-effective Web capabilities for small and medium-sized enterprises. We expect to see increased sales because of this bundling strategy."

Currently, JEXT holds distribution rights for the English version of iOffice2000 in Asia Pacific, including China, Taiwan, Singapore and Korea. JEXT also holds exclusive worldwide distribution rights for the Chinese version of iOffice2000, now in development.

ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems.

                                     -more-

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DISCLAIMER

Some statements in this news release may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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